United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

OMB Number 3235-0145
Boston Beer Company, Inc
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
100557107
(CUSIP Number)
Calendar Year 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
√	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 100557107

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  KOCH C JAMES

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  4,527,555

  Shared Voting Power

  0

  Sole Dispositive Power

  4,502,999

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  4,531,211

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  31.87%

  Type of Reporting Person (See Instructions)

  IN

Item 1.

  Name of Issuer

  The Boston Beer Company, Inc.

  Address of Issuer's Principal Executive Offices

  One Design Center Place
  Suite 850
  Boston, MA 02210

Item 2.

  Name of Person Filing

  C. James Koch

  Address of Principal Business Office or, if None, Residence

  One Design Center Place
  Suite 850
  Boston, MA 02210

  Citizenship

  U.S.A.

  Title of Class of Securities

  Class A Common Stock

  CUSIP Number

  100557107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  As of December 31, 2008, Mr. Koch owned directly 378,672 shares of Issuer's Class A Common Stock and had the right to acquire directly (i) 4,107,355 shares of the Issuer's Class A Common Stock upon the conversation of an equal number of shares of the Issuer's Class B Common Stock held by Mr. Koch, (ii) 16,200 shares of the Issuer's Class A Common Stock upon the exercise of stock options which were vested as of December 31, 2008 or which would vest within 60 days thereof, and (iii) 772 shares of the Issuer's Class A Common Stock upon the vesting of certain restricted stock grants within 60 days of December 31, 2008, and (iv) had the right to vote an additional 298 unvested shares received in restricted stock grants. Further, Mr. Koch has sole voting and investment power over 23,486 shares of the Issuer's Class A Common Stock held by him as custodian for the benefit of his minor children, as to which shares Mr. Koch disclaims any beneficial ownership. In addition, 3,656 shares of the Issuer's Class A Common Stock are held by Mr. Koch's spouse as custodian for the benefit of his minor children, as to which shares Mr. Koch disclaims any benefical ownership. A trust in which Mr. Koch's children have a pecuniary interest holds shares of the Issuer's Class A Common Stock, as to which shares Mr. Koch disclaims any beneficial ownership.

  Percent of class:

  Mr. Koch beneficially owns 31.85% of the Issuer's Class A Common Stock. In addition, Mr. Koch could be deemed to be a beneficial owner, for purposes of this Schedule 13G, of an additional 27,142 shares of Class A Common Stock of the Issuer as described in Item 4(a) above. Beneficial ownership of such shares would constitute beneficial ownership of an additional 0.02% of the Issuer's Class A Common Stock.

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    4,527,555

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    4,502,999

    Shared power to dispose or to direct the disposition of:

    0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date
/s/ C. James Koch
Signature
C. James Koch
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)